Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
	2017	2016	2015
Earnings:
Net income (loss)	$14,559	$16,017	$(2,943)
Add back:
Fixed charges	1,059	564	58
Distribution of income from investments in unconsolidated entities	700	995	-
Less:
Equity in earnings from unconsolidated entities	(2,263)	(1,278)	-
Total earnings (loss) (A)	$14,055	$16,298	$(2,885)

Fixed charges:
Interest expense	$1,053	$559	$-
Portion of rent expense representative of interest factor	6	5	58
Total fixed charges (B)	$1,059	$564	$58
Preferred dividends	1,456	996	-
Total Fixed Charges and Preferred Dividends (C)	$2,515	$1,560	$58

Ratio of earnings (loss) to fixed charges (A / B)	13.27	28.90	(49.74)
Insufficient coverage (A - B)	n/a	n/a	$(2,943)

Ratio of earnings (loss) to fixed charges and preferred dividends (A / C)	5.59	10.45	(49.74)
Insufficient coverage (A - C)	n/a	n/a	$(2,943)